Mail Stop 3561

October 19, 2009

David R. Emery
Chairman, President and Chief Executive Officer
Black Hills Corporation
625 Ninth Street
Rapid City, SD 57701

>   **Re: Black Hills Corporation**
>   **Form 10-K for Fiscal Year Ended December 31, 2008**
>   **Filed March 2, 2009**
>   **File No. 001-31303**

Dear Mr. Emery:

        We have completed our review of your Form 10-K and have no further comments
at this time.

                                        Sincerely,

                                        H. Christopher Owings
                                        Assistant Director